Chicago Key Market

EONOMIC IMPACT OF HIT-FINANCED PROJECTS IN CHICAGO In 2023 Dollars, Since Inception*

68 Projects	$1.1B HIT Investments Amount	$10.0M Building America NMTC Allocation	$2.9B Total Development Cost	14,896 Housing Units Created or Preserved (68% affordable)
$5.5B Toal Economic Impact	25.0M Hours of Union Construction Work	28,672 Total Jobs Across Industries	$24B Total Wages and Benefits	$264.8M State and Local Tax Revenue Generated

*Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and HIT subsidiary Building America CDE, Inc. project data. Data is current as of September 30, 2024. Economic impact data is in 2023 dollars and all other figures are nominal.

Investors should consider the HIT’s investment objectives, risks and expenses carefully before investing. Investors may view the HIT’s current prospectus, which contains more complete information, on its website at www.aflcio-hit.com and may obtain a copy from the HIT by calling the Marketing and Investor Relations Department at 202-331-8055. Investors should read the current prospectus carefully before investing.